Exhibit 1

OI S.A.

CNPJ/MF nº 76.535.764/0001-43

NIRE 33.300.29520-8

Publicly-held Company

MATERIAL FACT

Restructuring settlement DISCUSSIONS

Oi S.A. – In Judicial Reorganization (“Oi,” and together with certain of its affiliates, the “Company”), in compliance with Article 157, paragraph 4 of Law 6,404/76 and pursuant to CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that, as described herein, the Company has been involved in discussions with, provided certain information to, and has come to an agreement in principle with certain holders of, or managers of entities holding, beneficial interests in, (i) the 9.750% Senior Notes due 2016 issued by Oi, (ii) the 5.125% Senior Notes due 2017 issued by Oi and guaranteed by Telemar Norte Leste S.A. – In Judicial Reorganization (“Telemar”), (iii) the 9.500% Senior Notes due 2019 issued by Oi and guaranteed by Telemar, (iv) the 5.500% Senior Notes Due 2020 issued by Oi and guaranteed by Telemar, (v) the 5.625% Senior Notes due 2021 issued by Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization (“Oi Coop”) and guaranteed by Oi, (vi) the 5.750% Senior Notes due 2022 issued by Oi Coop and guaranteed by Oi, (vii) the 6.250% Senior Notes due 2016 issued by Portugal Telecom International Finance B.V. – In Judicial Reorganization (“PTIF”) and guaranteed by Oi, (viii) the 4.375% Notes due 2017 issued by PTIF and guaranteed by Oi, (ix) the 5.875% Senior Notes due 2018 issued by PTIF and guaranteed by Oi, (x) the 5.000% Senior Notes due 2019 issued by PTIF and guaranteed by Oi, (xi) the 4.625% Senior Notes due 2020 issued by PTIF and guaranteed by Oi, (xii) the 4.500% Notes due 2025 issued by PTIF and guaranteed by Oi, and (xiii) the 5.242% Senior Notes due 2017 issued by PTIF and guaranteed by Oi (collectively, the “Notes” and the holders thereof, the “Noteholders”).

Confidentiality Agreements with Members of the Steering Committee of the International Bondholder Committee and the Steering Committee of the Ad Hoc Group of Bondholders

The Company executed confidentiality agreements (A) on November 7, 2017 (the “November 7 Confidentiality Agreements”) with the Noteholders who are members of the Steering Committee of the International Bondholder Committee (the “IBC”) and with certain Noteholders that are members of the Steering Committee of the Ad Hoc Group of Bondholders (the “AHG”) and (B) on November 22, 2017 (the “November 22 Confidentiality Agreements”, and together with the November 7 Confidentiality Agreement, the “IBC/AHG Confidentiality Agreements”) with certain other Noteholders that are members of the Steering Committee of the AHG, to facilitate further discussions concerning the Company’s capital structure and potential alternatives for a proposed restructuring of, and capital infusion by means of a capital increase into, the Company (a “Potential Transaction”).  Pursuant to the IBC/AHG Confidentiality Agreements, the Company agreed to disclose publicly, after the expiration of a period set forth in the IBC/AHG Confidentiality Agreements, certain information (the “Confidential Information”) regarding, or shared in connection with, the discussions that have taken place between the Company, the IBC and the AHG concerning a Potential Transaction.  The information included in this press release and certain documents posted on the Company’s website referenced herein are being furnished to satisfy the Company’s public disclosure obligations under the IBC/AHG Confidentiality Agreements.  The IBC/AHG Confidentiality Agreements have terminated in accordance with their terms, except as otherwise provided therein.

[NEWYORK 3438402_2]

Agreement Regarding the Terms of a Potential Transaction

The Company, the IBC and the AHG have agreed in principle on the material economic terms of a Potential Transaction to be effectuated under and pursuant to the plan of reorganization and other relevant supporting documents, in each case subject to (i) the review and approval by the IBC and the AHG of all of the actual terms of the Amended Plan (as defined below), (ii) agreement on other related terms including, without limitation, mechanics of new money capital increase and backstop provisions and (iii) completion of definitive documentation.

For the avoidance of doubt, the plan filed by the Company on December 12, 2017 (the “Amended Plan”) may be further amended to fully reflect the terms and conditions set forth in the Agreed Principal Terms Presentation (as defined below) as well as other related matters.

Confidential Information

During the term of the IBC/AHG Confidentiality Agreements, certain representatives of the Company and the Company’s financial and legal advisors (the “Company Representatives”)  provided to certain representatives of the IBC, the AHG, advisors to certain export credit agencies (the “ECAs”) that hold Class III Claims, and the IBC’s and the AHG’s respective financial and legal advisors (collectively, the “IBC/AHG/ECA Representatives”) the following written materials:  (i) a presentation and cash flow breakdown regarding certain hypothetical scenarios for treating the Regulatory Liabilities (as defined below) under a Brazilian plan of reorganization or otherwise (the “Regulatory Liabilities Analyses”); (ii) a regulatory presentation regarding PGMU IV (the “PGMU IV Presentation”); (iii) a list of suppliers in Class III for September 2016 and May 2017 (the “List of Suppliers”); (iv) a presentation analyzing supplier variances on the list of creditors (the “Suppliers Presentation”); (v) the written responses submitted by the Company Representatives to written questions requested by the IBC/AHG/ECA Representatives (the “Q&As”); (vi) a spreadsheet containing information regarding the NPV of the liabilities to be considered in the Company’s reorganization plan (the “NPV Information”); (vii) an illustrative example of the equity conversion under different scenarios of Noteholders not opting for equitization (the “Equity Conversion Scenarios”); and (viii) a presentation containing the principal economic terms of a Potential Transaction that the IBC and the AHG have agreed to support subject to review and approval of the terms of the Amended Plan and agreement on other related matters (the “Agreed Principal Terms Presentation” and, together with the Regulatory Liabilities Analyses, the PGMU IV Presentation, the List of Suppliers, the Suppliers Presentation, the Q&As, the NPV Information and the Equity Conversion Scenarios, the “Cleansing Materials”).

In addition to the Cleansing Materials, the Company Representatives and the IBC/AHG/ECA Representatives shared orally certain other Confidential Information.  Specifically, the Company Representatives and the IBC/AHG/ECA Representatives, as the case may be, made the statements summarized as follows:

•         the Company Representatives indicated that for financial accounting purposes all debts will be fair valued at their net present value post-RJ except for (i) the BNDES debt which will not be fair valued because the only term being changed on such debt is the tenor and (ii) and the R$6.3 billion issued as part of Option 2 because that is a new debt issuance rather than a restructuring.  The Company is discussing with its auditors using 17.1% as the discount rate for its auditors, which is based on the Company’s weighted-average cost of capital.  The results of discounting on that basis are shown in the NPV Analysis.

•         the Company Representatives clarified that the aggregate amount of equity to be distributed under the bondholder treatment option equates to 75% on a fully diluted basis pre-new money, assuming 100% of the bonds elect such treatment option.

•         the Company Representatives indicated that Anatel would vote for the plan provided that certain conditions to the treatment of its claims are met.

•         the Company Representatives clarified that the benefit of the default option will inure to the both the converted bondholders and the existing shareholders.

•         the Company Representatives disclosed certain analysis and alternatives to address certain (A) civil fines assessed against the Company by the AGU (in the amount of approximately BRL 8.4 billion) and certain administrative fines assessed against the Company assessed by ANATEL (in the amount of approximately BRL 6.1 billion) as reflected in the Regulatory Liabilities Analysis and (B) regulatory obligations pursuant to the PGMU IV Presentation.  Scenario 1 in the Regulatory Liabilities Analysis reflects the starting point of the Company’s discussions with AGU and Anatel.  Scenarios 2 and 3 reflect other potential alternative structures discussed by the Company Representatives with the IBC/AHG/ECA Representatives.

•         Anatel’s pre-RJ filing claims of R$14.4 billion include R$5.7 billion of fines and penalties that accrued prior to the RJ filing.  The Regulatory Liabilities Analysis includes Scenarios showing a 25% discount and an 80% discount on such fines, penalties and interest, and the Company Representatives indicated that between a 25% and 80% reduction in such amount of fines, penalties and interest can be achieved.  The Company Representatives indicated that growing the incremental interest at IPCA (~4,5% p.a.) instead of selic can be achieved.  The Company Representatives indicated that Anatel believes R$1.8 billion of incremental interest has accrued on its claim post RJ filing at the selic interest rate, but such accrued interest is not reflected in the Regulatory Liabilities Analysis (and accordingly the scenarios showing the discount on fines, penalties and interest do not include in the cash flows or discount the post RJ amount).

•         the Company Representatives acknowledged that there are some similar circumstances where there was a 100% removal of those fines and penalties as part of different government programs.  The IBC/AHG/ECA Representatives indicated that they would like to get the full amount removed as part of approval of RJ plan(s) assuming a TAC is not achievable.  The Company Representatives indicated that the Company would like to achieve a TAC, if it is possible, though they believe it is unlikely.

•         the Company Representatives explained that with respect to certain disputed ANATEL tax liabilities equaling approximately BRL 5 billion, the Company expects to apply judicial deposits in the amount of BRL 1 billion to offset such liabilities that are likely to become payable and that the total amount of such liabilities will be driven by the Company’s legal thesis based upon applicable judicial precedent with respect to the remaining liabilities. The Company’s analysis of this hypothetical scenario shows that it would not impact short term cash flows.

•         the Company Representatives explained that based on improvements at the Company and changes in ANATEL’s policies, fines assessed against Oi by ANATEL’s are now close to zero and are expected to remain close to zero, so the Company’s cash flow projections do not include any fines on a go-forward basis.

•         the Potential Transaction will not be conditioned on Oi changing from a concession to an authorization

Certain Other Important Information

In addition to the disclaimers and qualifiers set forth in the materials themselves, all statements made in the Cleansing Materials are in the nature of settlement discussions and compromise, are not intended to be and do not constitute representations of any fact or admissions of any liability and are for the purpose of attempting to reach a consensual compromise and settlement. Nothing contained in the Cleansing Materials is intended to or shall be construed to be an admission or a waiver of any rights, remedies, claims, causes of action or defenses.  The information contained in the Cleansing Materials, and, in particular, the Agreed Principal Terms Presentation, is for discussion purposes only and does not constitute a commitment to consummate any transaction, or otherwise take any decisions or actions contemplated in the Cleansing Materials.  Consummation of the Potential Transaction on the terms and conditions set forth in the Agreed Principal Terms Presentation is subject in all respects to definitive documentation regarding the same.

Furthermore, the contents of the Cleansing Materials shall not be construed as guidance by the Company in relation to its future results, and the Company does not assume and expressly disclaims any responsibility to update such contents or information at any time.

This communication does not constitute an offer to sell or a solicitation of an offer to buy securities.  This communication is not an offer to purchase or a solicitation of an offer to purchase with respect to any Notes or any other securities.

The Company has published the Cleansing Materials on its English website, available at http://ir.oi.com.br (English), and will publish Portuguese translations of the Cleansing Materials as soon as the translations are available on its Portuguese website, available at http://oi.com.br/ri (Portuguese).

Rio de Janeiro, December 13, 2017.

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer and Officer

Oi S.A. – In Judicial Reorganization

Special Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Brazilian applicable regulation.  Statements that are not historical facts, including statements regarding the beliefs and expectations of Oi, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “forecasts,” “plans,” “targets,” “goal” and similar expressions, as they relate to Oi or its management, are intended to identify forward-looking statements.  There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of Oi’s management and are subject to a number of risks and uncertainties.  These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.  All forward-looking statements attributable to Oi or its affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph.  Undue reliance should not be placed on such statements.  Forward-looking statements speak only as of the date they are made.  Except as required under the Brazilian and U.S. federal securities laws and the rules and regulations of the CVM, the SEC or of regulatory authorities in other applicable jurisdictions, Oi and its affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.  You are advised, however, to consult any further disclosures Oi makes on related subjects in reports and communications that Oi files with the SEC and CVM.